Correspondence

DEL MAR INCOME PARTNERS, LTD.
222 Milwaukee Street, Suite 304
Denver, CO 80206

March 8, 2006

Elaine Wolff
Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Del Mar Income Partners, Ltd. File No. 333-118092

Dear Ms. Wolff and Ms. Gowetski:

        The following is in response to your comment letter dated March 1, 2006 in the referenced matter. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Past Performance of Regatta Capital Limited. page 30

1.	We note your response to comment no. 3 that you deleted the reference to problem loans as the holders of the notes made by Regatta did not invest directly in any loans made by Regatta. Please expand your disclosure to briefly explain why Regatta and its note holders orally agreed in 2005 to a deferral of principal and interest payments on the notes. We further note your disclosure on page 48 that the principal balance due from Regatta to its investors is $6,031,477. Please revise your disclosure on page 36 to include this information.

The disclosure has been expanded to briefly explain the deferral. The principal balance due from Regatta has been added.

Past Performance Tables. page 46

2.	We note on page 47 the table labeled “Experience in Raising and Investing Funds.” Please expand your disclosure to clarify how, for the offering period 1/1/2005 to 12/31/2005, Regatta was able to invest significantly more than the amount available for investment.

The disclosure in Past Performance of Regatta Capital Limited has been expanded to discuss the 2005 period.

3.	We note your response to comment no. 9 and the revised disclosure on page 48 that because Regatta had cash available at the beginning of 2001, it was able to make distributions to its investors in subsequent years when cash flow from operations was negative. Please expand your disclosure to clarify this statement. We note that it appears more than $8,000,000 was returned to investors on cash flow of $(343,749). Please advise or revise.

Elaine Wolff
Jennifer Gowetski
March 8, 2006

We have revised the table to include a footnote describing what is meant by “Cash Flow from Operations before Payments to Manager.” Cash flow from operations includes interest and fee income from the loans made by Regatta and rental income received by Regatta less salaries, general and administrative expenses, office rental, legal costs, and interest expense for interest payments paid to Regatta’s note holders. Cash flow from operations is substantially different than Regatta’s total cash flow, which includes all cash received by Regatta (i.e. interest and principal payments from loan payments and investment and reinvestment funds) less all expenses. Though cash flow from operations was a negative amount for the five-year period reflected in the tables, Regatta’s overall cash flow, as described above, plus its cash balance at the beginning of the period, was sufficient to cover operations, investments in notes receivable, and required principal payments on notes payable during that period. At any given point, as principal and interest payments became due, Regatta had adequate cash reserves to meet its payment obligations. Even where an investor opted to reinvest his/her principal or interest received from Regatta, Regatta had sufficient funds available to make such payments if necessary.

Statements of Cash Flows, page F -5.

4.	Please revise your statements of cash flows to show investments in notes receivable and repayments of notes receivable separately. Additionally, please tell us if the mortgage loan made in December 2004 in the amount of $35,000 has been paid in full, and if so when? Please tell us why the loan was not included in your notes receivable balance at September 30, 2005.

The disclosures have been revised as requested. In addition, the $35,000 loan made in December 2004 was paid in full in July 2005, and therefore was not included in the notes receivable balance at September 30, 2005. However, the note receivable schedule in the September 30, 2005 footnote was incorrect in reflecting the balance as a receivable, and as you will note, the $35,000 is not included in the total balance.

5.	In your next amendment, include bad debt expense as an adjustment to reconcile net loss to cash used in operating activities as you had done in prior periods.

The disclosure has been revised as requested.

6.	In your next amendment, reclassify the payment of deferred offering costs to cash used in financing activities.

The disclosure has been revised as requested.

Elaine Wolff
Jennifer Gowetski
March 8, 2006

        We will provide the Staff with marked copies of the amendment to expedite review. Thank you for your courtesies in promptly reviewing this amendment.

Sincerely,

/s/ Stephen D. Replin
Stephen D. Replin

cc:     Robert M. Bearman